Item 77I Terms of New or Amended Securities

The establishment of Class R and Class Z shares of Cohen & Steers Preferred Securities and Income Fund, Inc. (the Fund), as described in the Prospectus and Statement of Additional Information of the Fund, dated and filed September 30, 2014, on Form Type 485BPOS filed, Accession No.0001193125-14-358731, are incorporated by reference.

Establishment of New Class R and Class Z Shares

A Registration Statement filed with the Securities and Exchange Commission on behalf of the Fund, effective September 30, 2014, established two additional classes of shares for the Fund designated as Class R and Class Z shares. In addition to the new Class R and Z shares, the Fund also has Class A, Class C and Class I shares. Class R and Class Z shares are not subject to an initial or contingent deferred sales charge or a shareholder servicing fee. Class R shares are subject to a Rule 12b-1 fee of 0.50% of the average daily value of the Funds net assets attributable to Class R shares.

Class R shares are available for purchase only by group retirement plans, including 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans, defined benefit plans and non-qualified deferred compensation plans where plan level or omnibus accounts are held on the books of the Fund. Class R shares are generally not available for purchase by retail non-retirement accounts, traditional and Roth individual retirement accounts, otherwise known as IRAs; SIMPLE, SEP or SARSEP plans; Coverdell Education Savings Accounts; plans covering self-employed individuals and their employees (formerly Keogh/ H.R. 10 plans); or health savings accounts.

Class Z shares are available for purchase only through financial intermediaries permitted, by contract with Cohen & Steers Securities, LLC, the Funds distributor, to offer shares where neither the investor nor the intermediary will receive any commission payments, account servicing fees, record keeping fees, 12b-1 fees, sub-transfer agent fees, so called finders fees, administration fees or similar fees with respect to Class Z shares. Such intermediaries may include group retirement plans, including 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit-sharing and money purchase pension plans, defined benefit plans and non-qualified deferred compensation plans where plan level or omnibus accounts are held on the books of a Fund. Class Z shares are generally not available for purchase by retail non-retirement accounts, traditional and Roth individual retirement accounts, otherwise known as IRAs; SIMPLE, SEP or SARSEP plans; Coverdell Education Savings Accounts; plans covering self-employed individuals and their employees (formerly Keogh/ H.R. 10 plans); or health savings accounts.

The Fund shall, to the extent permitted by applicable law, have the right, at its option, at any time to redeem shares owned by any shareholder if the Board of Directors has determined that it is in the best interest of the Fund to redeem its shares. The Funds shares have no preemptive or conversion rights. Each class of shares represents an interest in the same assets of the Fund and is identical in all respects except that (i) each class is subject to different sales charges and distributions and service fees, which may affect performance, and (ii) each class has exclusive voting rights on any matter submitted to shareholders that affects only that class, including any matter that relates to that class Distribution Plan and has separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class. With the exceptions noted above, all shares of the Fund have equal voting, dividend, distribution and liquidation rights. All shares of the Fund, when duly issued, will be fully paid and nonassessable. Shareholders are entitled to one vote per share. All voting rights for the election of Directors are noncumulative, which means that the holders of more than 50% of the shares outstanding can elect 100% of the Directors then nominated for election if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any Directors. The foregoing description is subject to the provisions contained in the Funds Articles of Incorporation and By-Laws as amended and supplemented from time-to-time.

The Board of Directors is authorized to reclassify and issue any unissued shares of the Fund without shareholder approval. Accordingly, in the future, the Board of Directors may create additional series of shares with different investment objectives, policies or restrictions. Any issuance of shares of another class would be governed by the 1940 Act and Maryland law.